UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 9, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 9 March 2021 entitled ‘Vantage Towers IPO Price Range’.

RNS Number : 6086R

Vodafone Group Plc

09 March 2021

NOT FOR DISTRIBUTION OR ANNOUNCEMENT, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR ANNOUNCEMENT WOULD BE UNLAWFUL

Vodafone Group Plc: Vantage Towers IPO Price Range

9 March 2021

Vodafone and Vantage Towers set price range for planned IPO of Vantage Towers at €22.50 to €29.00 per share

Digital Colony and RRJ have agreed to buy €950 million of shares at the offer price

•	Price range implies a total market capitalisation for Vantage Towers of €11.4 billion to €14.7 billion

•	Base offer size of €2.0 billion

•	Flexibility to upsize final offering by up to 40% of the base offer size, to €2.8 billion, through the exercise of a 25% upsize option and the greenshoe

•	Digital Colony, a leading digital infrastructure investor and operator, has agreed to be a cornerstone investor in the IPO, alongside RRJ, a global equity fund based in Singapore, with commitments of €500 million and €450 million, respectively, subject to certain customary conditions

•	Offer period will commence today and end on or around 17 March 2021

•	First day of trading on the Regulated Market of the Frankfurt Stock Exchange (Prime Standard) is expected to be on or around 18 March 2021

Vodafone Group Plc and Vodafone GmbH (“Vodafone Germany”, and together with Vodafone Group Plc, “Vodafone”) and Vantage Towers AG (“Vantage Towers”) have set the price range for existing ordinary registered shares with no par value (the “Shares”) to be offered in Vantage Towers’ planned initial public offering (the “IPO”) at between €22.50 and €29.00 per Share. The final offer price will be determined based on a bookbuilding process.

Details of the Offering

The IPO comprises a public offering in Germany and private placements in certain jurisdictions outside Germany. Vodafone is targeting gross proceeds from the base offer of €2.0 billion from the sale of up to 88,888,889 Shares (the “Base Offer”). Vodafone may increase the Base Offer with an amount of up to €500 million, by placing up to 22,222,222 additional Shares with investors in accordance with an upsize option, which Vodafone may exercise in agreement with the joint global co-ordinators, representing up to 25% of the Base Offer (the “Upsize Option”). Finally, Vodafone has made available up to 13,333,333 Shares, worth up to a further €300 million, to cover possible over-allotments, representing 15% of the maximum number of Shares offered in the Base Offer (the “Over Allotment Shares”). Vodafone has granted a greenshoe option to the underwriters to acquire the Over-Allotment Shares at the Offer Price (the “Greenshoe Option”). The maximum offer size assuming the Upsize Option and the Greenshoe Option are both exercised in full will be €2.8 billion, which combined would represent 19.1% to 24.6% of Vantage Towers’ outstanding share capital.

Digital Colony, a leading digital infrastructure investor and operator, has agreed to be a cornerstone investor in the IPO, alongside RRJ, a global equity fund based in Singapore. Subject to certain customary conditions, Digital Colony and RRJ have agreed to purchase Shares in the IPO at the offer price, with commitments of €500 million and €450 million respectively.

Vodafone will receive all of the net proceeds from the potential sale of Shares under the Base Offer, Upsize Option and any Over-Allotment Shares acquired pursuant to the Greenshoe Option. Vantage Towers will not receive any proceeds from, or incur any costs in connection with, the IPO.

Based on the order book prepared during the bookbuilding process, the final offer price per Share and the final number of Shares placed are expected to be determined on or around 17 March 2021. Trading of the Shares on the Regulated Market of the Frankfurt Stock Exchange (Prime Standard) is expected to begin on or around 18 March 2021 under the trading symbol “VTWR” and ISIN: DE000A3H3LL2.

Vantage Towers, Vodafone Germany and Digital Colony have each agreed to a lock-up period of 180 calendar days, subject to certain customary exceptions.

IMPORTANT NOTICE

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

This announcement is not for distribution, directly or indirectly, in or into Australia, Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States, Australia, Canada or Japan. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”).

The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

In any EEA Member State, other than Germany, this communication is only addressed to and is only directed at “qualified investors” in that Member State within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”).

In the United Kingdom, this publication is being distributed only to and is directed only at persons who are “qualified investors” within the meaning of Article 2 of the Prospectus Regulation as it forms part of retained EU law in the United Kingdom as defined in the European Union (Withdrawal) Act 2018 (as amended) who (i) have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) are persons who are high net worth bodies corporate, unincorporated associations and partnerships and the trustees of high value trusts, as described in Article 49(2)(a) to (d) of the Order or (iii) are persons to whom this communication may otherwise be lawfully communicated (all such persons together being referred to as “Relevant Persons”).

The securities are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be available only to or will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with relation to the IPO, including its terms, offer period, offering price, trading and committed investors. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans”, “prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone group, including Vantage Towers or any member of Vantage Towers, or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this announcement.

To cover potential over-allotments, Vodafone Germany has agreed to make available up to 13,333,333 Shares of Vantage Towers to the underwriters. In addition, Vodafone Germany has granted the underwriters an option to acquire a number of Shares equal to the number of Shares allotted to cover over-allotments during the Stabilisation Period (as defined below). In connection with the placement of Shares, a stabilisation manager may make over-allotments and take stabilisation measures in accordance with legal requirements (Art. 5(4) and (5) of Regulation (EU) No 596/2014 in conjunction with Articles 5 through 8 of Commission Delegated Regulation (EU) 2016/1052) to support the market price of the Shares and thereby counteract any selling pressure. The stabilisation manager is under no obligation to take any stabilisation measures. Therefore, stabilisation may not necessarily occur and may cease at any time. Such measures may be taken on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) from the date when trading in the Shares is commenced on the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), expected on or around 18 March 2021, and must be terminated no later than 30 calendar days after this date (the “Stabilisation Period”). Stabilisation transactions aim at supporting the market price of Shares during the Stabilisation Period. These measures may result in the market price of Shares being higher than would otherwise have been the case. Moreover, the market price may temporarily be at an unsustainable level.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 9, 2021	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary